82-34754

20 Dec 05 04:34p p.3

06010327

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: NORWOOD ABBEY LTD

ACN/ARSN: 085 162 456

1. Details of substantial holder (1)

Name: LEVERAGED CAPITAL PTY LTD

ACN/ARSN (if applicable): 097 720 495

SUPPL

The holder became a substantial holder on 13/7/05

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
ORD. FULLY PAID	16,180,704	16,180,704	8.6%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
LEVERAGED CAPITAL P/L	LEGAL & BENEFICIAL OWNER*	14,960,664 ORD. FULLY PAID.
LEVERAGED VENTURE CAPITAL PTY LTD	——— " ———	1,220,040 ORD. FULLY PAID

4. Details of present registered holders

* ACQUIRED UNDER DEFAULT OF A SECURITIES LENDING AGREEMENT

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
LEVERAGED CAPITAL P/L	ANZ NOMINEES LTD	LEVERAGED CAPITAL P/L	14,960,664 ORD. F/P.
LEVERAGED VENTURE CAPITAL P/L	——— " ———	LEVERAGED VENTURE CAPITAL P/L	1,220,040 ORD. F/P.

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9) Cash	Non-cash	Class and number of securities
LEVERAGED CAPITAL	13.7.05	$5164429		~~14,960,664 ORD. F/P.~~

dw 1/19

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
LEVERAGED VENTURE CAPITAL P/L 098 040 683	SAME SHAREHOLDERS AND DIRECTORS.

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
LEVERAGED CAPITAL	L14, 303 COLLINS ST MELBOURNE VIC 3000
LEVERAGED VENTURE CAPITAL	"

Signature

print name J. SMITH capacity DIRECTOR

sign here [signature] date 20 / 12 / 05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

norwood immunology

NORWOOD ABBEY

NORWOOD IMMUNOLOGY APPOINTMENTS TO THE BOARD OF DIRECTORS

Medical technology group Norwood Abbey Ltd [ASX:NAL] announces that its subsidiary Norwood Immunology Ltd [AIM:NIM], the company focussed on the rejuvenation of the immune system, today announces two new appointments to the Board of Directors with immediate effect.

Mr Richard Zahn will join the Board as a US based non-executive director. Mr Zahn has more than thirty years of experience in the biotechnology and pharmaceutical industries. Most recently, Mr Zahn was President of Schering Laboratories, Director of Schering Corporation, and a Corporate Vice President of Schering-Plough Corporation.

Prior to Schering-Plough, Mr Zahn was with Johnson and Johnson (1973-1992) where he held a number of senior positions in sales and marketing and product development. Mr Zahn is currently a non-executive director on the Board of Norwood Abbey Limited, the Company's majority shareholder, which he joined in April 2004.

Mr Ron Lewis will join the Board as an Australian based non-executive director. Mr Lewis has over thirty years' experience in strategic planning, financial structuring, project evaluation, business valuation and corporate due diligence. Mr Lewis is currently partner in Lewis Trende a partnership devoted to providing advice in the areas of strategic planning, corporate structuring, corporate financing and Stock Exchange listing. Mr Lewis was also previously founder and principal of Australian Business Management Group, which created a group of listed entities supporting innovative technologies and acted as Chairman of two of these listed entities. Mr Lewis is currently a director of Norwood Abbey Limited and another medical technology group, Endogene Pty Ltd.

In addition to his business interests, Mr Lewis was a lecturer in the MBA and undergraduate programs at Monash University in Melbourne for 15 years, specialising in corporate finance, mergers and takeovers and financial accounting.

Richard Williams, CEO of Norwood Immunology, commented: ". On behalf of the Board I would like to extend a warm welcome to both Ron Lewis and Richard Zahn and look forward to their contribution."

norwood immunology

NORWOOD ABBEY

To find out more about the Norwood group, visit www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44-0-7860 295153

Lula Liossi
Corporate Communications Manager
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Notes for editors:

Norwood Immunology has licensed its immunology intellectual property to TAP Pharmaceutical Products Inc. for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott Laboratories, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com.

norwood immunology

NORWOOD ABBEY

NORWOOD IMMUNOLOGY APPOINTMENTS TO THE BOARD OF DIRECTORS

Medical technology group Norwood Abbey Ltd [ASX:NAL] announces that its subsidiary Norwood Immunology Ltd [AIM:NIM], the company focussed on the rejuvenation of the immune system, today announces two new appointments to the Board of Directors with immediate effect.

Mr Richard Zahn will join the Board as a US based non-executive director. Mr Zahn has more than thirty years of experience in the biotechnology and pharmaceutical industries. Most recently, Mr Zahn was President of Schering Laboratories, Director of Schering Corporation, and a Corporate Vice President of Schering-Plough Corporation.

Prior to Schering-Plough, Mr Zahn was with Johnson and Johnson (1973-1992) where he held a number of senior positions in sales and marketing and product development. Mr Zahn is currently a non-executive director on the Board of Norwood Abbey Limited, the Company's majority shareholder, which he joined in April 2004.

Mr Ron Lewis will join the Board as an Australian based non-executive director. Mr Lewis has over thirty years' experience in strategic planning, financial structuring, project evaluation, business valuation and corporate due diligence. Mr Lewis is currently partner in Lewis Trende a partnership devoted to providing advice in the areas of strategic planning, corporate structuring, corporate financing and Stock Exchange listing. Mr Lewis was also previously founder and principal of Australian Business Management Group, which created a group of listed entities supporting innovative technologies and acted as Chairman of two of these listed entities. Mr Lewis is currently a director of Norwood Abbey Limited and another medical technology group, Endogene Pty Ltd.

In addition to his business interests, Mr Lewis was a lecturer in the MBA and undergraduate programs at Monash University in Melbourne for 15 years, specialising in corporate finance, mergers and takeovers and financial accounting.

Richard Williams, CEO of Norwood Immunology, commented: ". On behalf of the Board I would like to extend a warm welcome to both Ron Lewis and Richard Zahn and look forward to their contribution."

norwood immunology

NORWOOD ABBEY

To find out more about the Norwood group, visit www.norwoodabbey.com and www.norwoodimmunology.com

For further information please contact:

Richard Williams
Chief Executive Officer
Norwood Immunology Limited
+44-0-7860 295153

Lula Liossi
Corporate Communications Manager
Norwood Abbey Limited
+61-3-9782-7333

Michael Kotowicz
RADAR Investor Relations
+61-2-8256-3333

U.S. Investor and Media Contacts:
Lippert/Heilshorn & Associates, Inc.
Kim Sutton Golodetz (kgolodetz@lhai.com)
212-838-3777
Bruce Voss (bvoss@lhai.com)
310-691-7100
Chenoa Taitt (ctaitt@lhai.com)
212-838-3777
www.lhai.com

Notes for editors:

Norwood Immunology has licensed its immunology intellectual property to TAP Pharmaceutical Products Inc. for commercialization in the United States, utilizing TAP's GnRH analogue, Lupron Depot® (leuprolide acetate for depot suspension). This combined initiative is exploring the use of Lupron Depot in regenerating the thymus gland and in turn "re-booting" the body's immune system, enabling patients to better recover from life-threatening diseases.

TAP Pharmaceutical Products Inc., located in Lake Forest, IL., U.S.A., is a joint venture between Abbott Laboratories, headquartered in Abbott Park, IL., U.S.A ., and Takeda Pharmaceutical Company Limited of Osaka, Japan. TAP currently markets Lupron Depot and Prevacid® (lansoprazole). For more information about TAP and its products, please visit the company's web site at www.tap.com.